Exhibit 99.1

NOTICE OF CHANGE IN CORPORATE STRUCTURE

PURSUANT TO

SECTION 4.9 OF NATIONAL INSTRUMENT 51-102

Item 1:                                                       Names of the Parties to the Transaction

Granite Real Estate Inc. (“Granite Co.”), Granite Real Estate Investment Trust (“Granite REIT”), Granite REIT Inc. (“Granite GP” and, together with Granite REIT, “Granite”), Granite REIT Holdings Limited Partnership (“Granite LP”), 9268-7409 Québec Inc. (“Fin GP”) and Granite Europe Limited Partnership (“Fin LP”).

Item 2:                                                       Description of the Transaction

On January 3, 2013 Granite Co., Granite REIT and Granite GP completed a conversion (the “Conversion Transaction”) of Granite Co. from a corporate structure to a “stapled unit” real estate investment trust structure.  Under the Conversion Transaction, the holders of common shares of Granite exchanged their common shares, in a series of steps, for stapled units (“Stapled Units”) of Granite, each consisting of one trust unit of Granite REIT and one common share of Granite GP, on a one-for-one basis.  After completion of the Conversion Transaction Granite GP and Granite REIT, through Granite LP and its subsidiaries, will own, directly and indirectly, all the shares of the (reorganized) Granite Co. and all of the subsidiaries, business and assets previously held by Granite Co.

The Conversion Transaction was approved by Granite Co.’s shareholders at a special meeting held on November 15, 2012 and by a final order granted by the Superior Court of Québec on November 20, 2012.  The Conversion Transaction was completed pursuant to a statutory plan of arrangement under the Business Corporations Act (Québec).

Upon completion of the Conversion Transaction, Granite REIT and Granite GP became successor reporting issuers to Granite Co. under the securities laws of each of the provinces and territories in Canada and in the United States.  The Stapled Units will trade on the Toronto Stock Exchange (the “TSX”) under the symbol “GRT.UN” and on the New York Stock Exchange (the “NYSE”) under the symbol “GRP.U”.  The common shares of Granite Co. will be delisted from the TSX and the NYSE.

Item 3:                                                       Effective Date of Transaction

January 3, 2013

Item 4:                                                       Names of Each Party, if any, that Ceased to be a Reporting Issuer After the Transaction and of Each Continuing Entity

As described above, Granite REIT and Granite GP have become successor reporting issuers to Granite Co. under the securities laws of each of the provinces and territories in Canada.  Granite has obtained exemptions from applicable Canadian securities regulatory authorities to permit the preparation and filing of combined financial statements of Granite REIT and Granite GP, and from certain other continuous disclosure obligations.

Granite Co. will remain a reporting issuer under applicable Canadian securities legislation but has obtained an exemption from the applicable Canadian securities regulatory authorities from continuous disclosure obligations.

Granite LP and Fin LP have become reporting issuers under applicable Canadian securities legislation, and have also obtained an exemption from the applicable Canadian securities regulatory authorities from continuous disclosure obligations.

Item 5:                                                       Date of Reporting Issuer’s First Financial Year-End Subsequent to the Transaction (if paragraph (a) or subparagraph (b)(ii) of s. 4.9 applies)

December 31, 2013

Item 6:                                                       Periods, Including Comparative Periods, if any, of the Interim Financial Reports and Annual Financial Statements Required to be Filed for the Reporting Issuer’s First Financial Year After the Transaction (if paragraph (a) or subparagraph (b)(ii) of s. 4.9 applies):

Granite will account for the Conversion Transaction as a continuity of interests.  As such, Granite REIT will file audited financial statements of Granite Co. for the year ended December 31, 2012.

For its first financial year after the effective date of the Conversion Transaction, Granite REIT will file unaudited combined consolidated financial statements for the three, six and nine month periods ending March 31, June 30 and September 30, 2013 and audited combined consolidated financial statements for the year ending December 31, 2013.  The comparative periods for these financial statements will be, respectively, the unaudited consolidated financial statements of Granite Co. for the three, six and nine month periods ended March 31, June 30 and September 30, 2012 and the audited consolidated financial statements of Granite Co. for the year ended December 31, 2012.

Item 7:                                                       Documents Filed Under NI 51-102 that Described the Transaction and Where Those Documents Can be Found in Electronic Format (if paragraph (a) or subparagraph (b)(ii) of s. 4.9 applies):

The following documents describing the Conversion Transaction were filed on SEDAR and are available under Granite Co.’s profile at www.sedar.com:

(a)                                 management information circular / proxy statement of Granite Co. dated October 11, 2012 (the “Information Circular”) prepared in connection with the special meeting of shareholders of Granite Co. held on November 15, 2012;

(b)                                 press release dated November 15, 2012 announcing the results of voting on the Conversion Transaction at the special meeting of shareholders of Granite Co. held on November 15, 2012; and

(c)                                  press release dated November 20, 2012 announcing the receipt of the final order of the Superior Court of Québec approving the Conversion Transaction.

The Information Circular will also be filed on and available at www.sedar.com under Granite REIT’s SEDAR profile.